Delisting Determination,The Nasdaq Stock Market, LLC,
June 27, 2012, Mission NewEnergy Limited. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Mission NewEnergy Limited (the Company), effective at the opening of the trading session on July 9, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(A). The
Company was notified of the Staffs determination on March 20, 2011. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated May 2, 2011, denying the Company continued listing and notifying the Company that trading in the Companys securities would be suspended on May 4, 2012.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on June 18, 2012.